UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TNS, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872960109

(CUSIP Number)

Henry Graham
11480 Commerce Park Drive, Suite 600
Reston, VA 20191-1406
(703) 453-8300

With Copy To:

Michael Keegan
11480 Commerce Park Drive, Suite 600
Reston, VA 20191-1406
(703) 453-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872960109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Henry H. Graham, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 306,620(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 306,620(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 306,620(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.3%

14.	Type of Reporting Person (See Instructions) IN

(1) 13,500 shares are subject to vesting in annual equal installments over a three-year period, with the first installment vesting on March 16, 2007, the second installment vesting on March 16, 2008 and the final installment vesting on March 16, 2009.

Item 1.	Security and Issuer

The class of equity securities to which this Statement relates is the common stock (the “Common Stock”), of TNS, Inc., a Delaware corporation (the “Issuer” or “TNS”). The principal executive offices of TNS are located at 11480 Commerce Park Drive, Suite 600, Reston, VA 20191.

Item 2.	Identity and Background

This Statement is being filed by Henry H. Graham, Jr. (“Mr. Graham”) solely to report that, without admitting that he was a member of a group under Rule 13d-5(b)(1) promulgated under the Securities Exchange Act, he has withdrawn from any agreements, arrangements, understandings or discussions as described in the Schedule 13D filed on March 23, 2006 with John J. McDonnell, Jr., Brian Bates, John J. McDonnell III and Parthenon Capital, LLC, and as amended by Amendment No. 1 to such Schedule 13D, filed on May 16, 2006.

Mr. Graham’s principal office address is TNS, Inc., 11480 Commerce Park Dr., Suite 600, Reston, VA 20191-1406.  He is the Chief Executive Officer and a director of TNS, Inc.

During the last five years Mr. Graham has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock deemed to be beneficially owned by Mr. Graham were acquired in connection with the formation of TNS or open market purchases using personal funds, or through his service as an officer of TNS.

Item 4.	Purpose of Transaction
See the response to Item 2.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Mr. Graham is deemed to beneficially own 306,620 shares of Common Stock. Mr. Graham's Common Stock includes 13,500 shares of Common Stock that are subject to vesting according to an agreement between Mr. Graham and TNS. The shares deemed to be beneficially owned by Mr. Graham represent approximately 1.3% of the total outstanding votes of the Common Stock as a single class

(c) None

(d) None

(e) See the response to Item 2.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2006
Date
/s/ Henry H. Graham, Jr.
Signature
Henry H. Graham, Jr.
Name/Title